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Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003
T 704 331 1000
F 704 331 1159
www.mvalaw.com
May 30, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	US LEC Corp.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 0-24161
Dear Mr. Spirgel:
     On behalf of US LEC Corp. (the “Company”), we are requesting a further extension to respond to your letter of April 25, 2006 commenting on the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the “Comment Letter”). The Company asked for an initial extension to May 31, 2006 to respond to the Comment Letter. That request was submitted by letter dated May 2, 2006 and was granted in a telephone conversation we had with Mr. Joseph Kempf on May 4, 2006. The Company is now asking for a further extension to June 16, 2006 for the following reasons:
     1.  Assembling and reviewing all the data required to respond to the Comment Letter has taken longer than the Company anticipated in early May when it made the initial extension request.
     2.  The Company has prepared a draft response to the Comment Letter but, due to the holiday period for Memorial Day, several of the Company’s accounting staff members were not available to assist in finalizing the research and drafting, particularly as it relates to those responses that cover several years of activity, such as the response to Comment 8.
     3.  Perhaps most importantly, the Company’s responses will require review by the local and national office of Deloitte & Touche, LLP, the Company’s independent registered public accounting firm. Though this process is underway, the Company’s management believes it will require at least another week and possibly two before the reviews will be completed.
          The Company intends to make every effort to respond to the Comment Letter before June 16 and believes there is good chance it will be able to do so. Nonetheless, to allow for any further delays that may occur, the Company is requesting an extension to June 16, 2006.
     Please advise us by phone or letter that a further extension to June 16, 2006 to respond to the Comment Letter is acceptable. You may call me at (704) 331 1029 or Tom O’Donnell at (704) 331 3542.
Yours truly,
MOORE & VAN ALLEN PLLC
/s/ Barney Stewart III
Barney Stewart III

cc:	J. Lyle Patrick Amy G. Radke